FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of January, 2003

Commission File Number 1-15224




                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F    X             Form 40-F
                              -----                      -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No     X
                            -----                 -----




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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Notice to the Public


Companhia Energetica de Minas Gerais-CEMIG, a public concessionaire of electric energy with shares traded on the Bolsa de Valores de Sao Paulo-BOVESPA (the Sao Paulo Stock Exchange), the New York Stock Exchange and the LATIBEX, in connection with certain information published in the Brazilian press concerning the settlement of certain energy purchase transactions on the Mercado de Atacado de Energia-MAE (the Brazilian wholesale energy market) and in compliance with Instruction No. 358 of January 3, 2002 of the Comissao de Valores Mobiliarios (the Brazilian securities regulatory body), publicly announces the following clarifications:

  1. CEMIG is a vertically integrated concessionaire of electric energy services to the public, is a party to distinct concession agreements for electricity generation, transmission and distribution services, and serves more than 5.6 million electricity end-users in the State of Minas Gerais. As such, CEMIG adhered to the General Agreement of the Electricity Sector, executed by electricity generators and distributors in Brazil on July 3, 2002, to recover revenue losses incurred during the period of the Electricity Rationing Plan established by the Brazilian Federal Government in 2001. The conditions of the General Agreement of the Electricity Sector were established by Law No. 10,438 of April 26, 2002, and it provides for (in addition to the right to recover revenue lost due to rationing) financing, or an equivalent transaction, by Banco Nacional de Desenvolvimento Economico e Social-BNDES (the Brazilian National Bank for Economic and Social Development) to provide funds to cover the settlement by CEMIG and other concessionaires of outstanding balances relating to energy purchased on the MAE during the rationing period.

  2. Although CEMIG has the right to obtain the BNDES financing under the General Agreement of the Electricity Sector either as a distributor or as a generator, BNDES financing was not allocated to CEMIG in the first round of available funding despite the fact that funding had been granted to other distributors. CEMIG's only option was to take part in the second round, reserved for generators, the majority of which were Federal and state-owned utilities.

  3. As an alternative to obtaining financing to settle its liabilities to the MAE, CEMIG entered into negotiations to assign a receivable known as the CRC Account to BNDES in exchange for cash. The CRC Account is owed to CEMIG by the Government of the State of Minas Gerais, CEMIG's majority shareholder. CEMIG conducted these negotiations with the Government of the State of Minas Gerais as well as with the Brazilian Federal Government. These negotiations have not been finalized.

  4. As is widely known in Brazil, the settlement of the MAE transactions was postponed due to a lack of defined rules and persistent inquiries by MAE agents, mainly through the courts. In light of certain changes to applicable accounting rules, the amount of MAE exposure assigned to CEMIG was repeatedly changed during the period between March and December 2002, chiefly due to the application of Resolution No. 447 of the Agencia Nacional de Energia Eletrica-ANEEL (the Brazilian Federal energy regulatory body),


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      dated August 25, 2002, which established that CEMIG should be recognized, for the purpose of the settlement of MAE accounts, only as a distributor, and failed to acknowledge that CEMIG is one of Brazil's largest electricity generators, responsible for the production of about 7% of the energy generated in the Brazilian system.

  5. In December 2002, because the MAE settlement had not been finalized due to the continuation of the negotiations involving MAE agents, CEMIG, in order to defend its interests and those of its thousands of shareholders, sent a letter to the then-Minister of Mines and Energy, Mr. Francisco Luiz Gomide, requesting special measures to obtain the BNDES financing previously requested by CEMIG and proposing a review of the discriminatory criteria contained in ANEEL Resolution No. 447.

  6. Notwithstanding CEMIG's efforts, on December 20, 2002, ANEEL issued Resolution No. 763 which allowed the MAE to set December 26 and 27 as the dates for finalizing the MAE settlement without addressing the obstacles concerning CEMIG's participation therein.

  7. CEMIG's only option in order to defend its interests and to facilitate its participation in the MAE settlement process was to appeal to the Federal Court in Brasilia, as a result of which an injunction was granted on December 25, 2002 which mandated that CEMIG should be treated as a distributor and as a generator for purposes of MAE accounting in compliance with CEMIG's concession contracts and the General Agreement of the Electricity Sector to which CEMIG is a party.

  8. After obtaining the injunction, CEMIG expected that appropriate measures would be taken by the MAE with respect to the recalculation of the settlement amount attributed to CEMIG, as well as CEMIG's previous request to the MAE to permit the execution of the financing agreement with the BNDES.

  9. Notwithstanding the foregoing, on December 30, 2002, the MAE settled all the amounts deposited by the debtor agents through that date, ignoring CEMIG's specific situation.

  10. In the late afternoon of December 30, 2002, CEMIG received an informal notice from the MAE stating that the financial settlement at the MAE was taking place that same day. Thus, CEMIG was prevented from participating in the process because of the inadequacies of the settlement process. For this reason, CEMIG made, on the same day, a formal notification to the MAE in an attempt to prevent further liabilities and protect its rights.

  11. CEMIG maintains that immediately after it received notice regarding the financial settlement at the MAE and learned of the new amount assigned to CEMIG (which amount represented a reduction of about R$122 million from the previous amount), CEMIG faxed a request to the BNDES requesting the immediate release of the funds available to CEMIG pursuant to the General Agreement of the Electricity Sector, which would allow CEMIG's participation in the MAE settlement process. However, CEMIG has not yet been successful. Thus, CEMIG continues to wait for BNDES arrangements to


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      be made regarding the release of such funds and expects that such arrangements will be made soon.

  12. Accordingly, CEMIG clarifies that if the resources are not released by BNDES in due time in order to allow for CEMIG's participation in the MAE settlement process, CEMIG will, in accordance with its legally granted rights, take reasonable measures to protect the interests of CEMIG and its shareholders.


                            Belo Horizonte, Brazil
                                January 7, 2003

                          Cristiano Correa de Barros
                          Investor Relations Officer

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.



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                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA ENERGETICA DE MINAS
                                       GERAIS - CEMIG




                                       By:   /s/ Cristiano Correa de Barros
                                            -----------------------------------
                                             Name:  Cristiano Correa de Barros
                                             Title: Chief Financial Officer





Date:     January 13, 2003